Clough Funds Trust

June 25, 2018

VIA EDGAR

Ms. Rebecca Ament Marquigny, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:       Clough Funds Trust (the “Registrant”)

            File Nos.  333-204408, 811-23059

Dear Ms. Marquigny:

On behalf of the Registrant, set forth below is the Registrant’s response to a comment received from the staff of the Division of Investment Management (the “Staff”) on June 25, 2018 regarding post-effective amendment No. 7 (“PEA 7”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 9 under the Investment Company Act of 1940, as amended, filed pursuant to Rule 485(a) on April 27, 2018. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 7.

In connection with this response letter, and on or before June 29, 2018, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 9 to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 7 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Staff Comment:

Prospectus

1.                  Regarding the section entitled “Summary Section – Performance Information,” please confirm that with respect to the performance shown for the Predecessor Fund that there were no other similarly situated funds or unregistered accounts managed by the Adviser.

U.S. Securities and Exchange Commission

Division of Investment Management

June 25, 2018

■ Registrant’s Response:  The Registrant confirms that with respect to the performance shown for the Predecessor Fund that there were no other similarly situated funds or unregistered accounts managed by the Adviser.

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If you have any questions or further comments, please contact me at (720) 917-0785.

                                                                  Very truly yours,

                                                                  /s/ Karen S. Gilomen

                                                                  Karen S. Gilomen

                                                                  Secretary of Clough Funds Trust